Exhibit 21.1

Cars.com Inc. Subsidiary List

Entity	State/Province of Incorporation/Formation
Cars.com Holdings, Inc.	Delaware
Cars.com Holdings, LLC	Delaware
Cars.com, LLC	Delaware
Dealer Inspire Inc.	Delaware
Dealer Inspire Solutions Canada Inc.	British Columbia
DealerRater Canada, LLC	Massachusetts
DealerRater.com, LLC	Massachusetts
DMR Holdings, Inc.	Delaware
DR Media Holdings, LLC	Delaware